

October 26, 2018

Shy Basson
Chief Financial Officer
Itamar Medical Ltd.
9 Halamish Street
Caesarea 3088900, Israel

> **Re: Itamar Medical Ltd.**
> **Amendments No. 1 and 2 to**
> **Draft Registration Statement on Form 20-F**
> **Submitted October 9, 2018 and October 19, 2018**
> **CIK No. 0001613170**

Dear Mr. Basson:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form 20-F Amended October 9, 2018 and October 19, 2018

Risk Factors, page 3

1.   Please reconcile your response to prior comment 4 that you do not expect to benefit in the foreseeable future and your disclosure on page 126 that you expect to derive tax benefits. It remains unclear why you do not disclose the material conditions to be eligible for and maintain the benefits.

Accuracy, page 47

2.   Please expand your response to prior comment 6 to address your statement that your product's accuracy is "comparable to in-lab PSG" given your disclosure on page 50 regarding "moderate agreement" with those tests.

Clinical Results and Studies, page 49

3.   Please disclose the substance of the second paragraph of your response to prior comment 7.

4.   Please address that part of prior comment 8 seeking disclosure of the criteria you used to determine which studies to present in this section. Also, it is unclear why the last study in your response need not be addressed in your registration statement to balance your disclosure. Please revise as appropriate.

5.   Please clarify, if true, that the data you present without an accompanying p-value is not statistically significant. Also clarify the purpose of presenting data that is not statistically significant.

6.   We note your response to prior comment 9 and that you removed from your document some of the previously disclosed results of the studies you mention; please tell us the significance of those deleted results. Also, clarify the data cited in the clause numbered (3) in the third paragraph on page 50; it is unclear why there are two sets of data in that clause given the disclosure in the paragraph.

Results of Operations, page 71

7.   Please reconcile your response to prior comment 13 with your reference to increased selling prices on page 75.

8.   We note your response to prior comment 14. Please clarify the added disclosure regarding the ratio of revenue from the sale of disposables being used with each test out of total revenues. Does an increasing ratio mean that each test requires more disposables? What is causing the change?

Compensation, page 91

9.   Please expand your response to prior comment 17 to tell us whether shareholders were informed of the specific milestones mentioned on page 94, including the targets that must be reached, when approving the bonus.

Compensation of Non-Employee Directors, page 95

10.   We note your response to prior comment 18 and your disclosure that the exercise price for each tranche is based on the average market price prior to the allotment date. Please clarify which dates prior to the allotment date are used to determine the average.

Election of Directors, page 97

11.   We note your response to prior comment 19. Please tell us whether you have any independent directors as defined by the Companies Law. If so, please disclose the qualifications with respect to their appointment that you mention.

Related-Party Transactions, page 113

12.   Please clarify how your response to prior comment 21 addresses the "repayment of shareholder loans" mentioned on page F-8. Your response appears to address 2018 transactions, while page F-8 appears to be addressing 2015 transactions.

Fees and Expenses, page 142

13.   We note your response to prior comment 25. Please revise an appropriate section of your document to clarify why the registration or transfer fees depend on the bank or custodian through which the investor holds shares. Will the depositary change its fees depending on the bank or custodian?

Item 19. Exhibits, page 150

14.   Please expand your response to prior comment 30 to tell us the authority on which you rely to omit the attachments missing from exhibit 2.4. See the last sentence of Rule 24b-2(a). In this regard, we also note the attachments mentioned in exhibit 4.11 which are not bank account numbers and the attachment missing from Exhibit A to exhibit 4.12. Also, given the numbering in exhibit 2.5, it appears that information might be missing from that exhibit.

15.   Please tell us whether the Ministry made the decision regarding reimbursement mentioned in section 1.b of exhibit 4.8. Also tell us the significance of the sleep test criteria mentioned in that section to the market for your products.

        You may contact Kristin Lochhead at 202-551-3664 or Brian Cascio, Accounting Branch Chief, at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Caleb French at 202-551-6947 or Russell Mancuso, Legal Branch Chief, at 202-551-3617 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Electronics and Machinery

cc: Ido Zemach, Esq.